                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934



                         Casual Male Retail Group, Inc.
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   148711 10 4
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copied of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)


                               (Page 1 of 7 pages)

CUSIP NO.
148711 10 4

     1.      NAME OF REPORTING PERSON
             I.R.S IDENTIFICATION NO. OF ABOVE PERSON
             The Clark Estates, Inc.
             13-5524538

     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
             (b) [X]

     3.      SEC USE ONLY

     4.      SOURCE OF FUNDS
                   OO

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

         NUMBER OF              7.     SOLE VOTING POWER
          SHARES                       2,346,359*  (See Item 5.)
       BENEFICIALLY             8.     SHARED VOTING POWER
         OWNED BY                      0
           EACH
         REPORTING              9.     SOLE DISPOSITIVE POWER
          PERSON                       2,346,359*  (See Item 5.)
           WITH                10.     SHARED DISPOSITIVE POWER
                                       0

    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,346,359* (See Item 5.)

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]



    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.7% (See Item 5.)

    14.      TYPE OF REPORTING PERSON
             CO

     * Includes 934,559 Warrant Shares (as hereinafter defined). (See Item 5.)

                               (Page 2 of 7 pages)

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Casual Male Retail Group, Inc., a Delaware corporation formerly named Designs, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 555 Turnpike Street, Canton, Massachusetts 02021.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.

                  The Reporting Person is principally engaged in the business of providing management and administrative services to certain institutional, corporate, partnership, individual and trust accounts affiliated with the Clark family.

                  Schedule I sets forth the information required by Items 2(a) -
(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

                  (d) - (e) During the last five years neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Effective as of May 14, 2002, Clark Partners I, L.P. ("Clark Partners") purchased from the Issuer in a private placement transaction (i) a 12% Senior Subordinated Note due 2007 in the principal amount of $10,000,000 (the "Initial Note") with interest payable quarterly and a warrant (the "Initial Warrant") to acquire 700,000 shares of Common Stock (the "Initial Warrant Shares") at an exercise price of $0.01 per share and (ii) a 12% Senior Subordinated Note due 2007 in the principal amount of $1,250,000 (the "Subsequent Note" and, together with the Initial Note, the "Notes") with interest payable quarterly and a warrant (the "Subsequent Warrant") to acquire 87,500 shares of Common Stock at an exercise price of $0.01 per share (the "Subsequent Warrant Shares") pursuant to an Amended and Restated Note Agreement (the "Note Agreement").

                  Effective as of May 14, 2002, Clark Partners purchased from the Issuer in a private placement transaction (i) 14,118 shares of the Issuer's Series B Preferred Stock (the "Preferred Shares") and (ii) warrants (the "Conditional Warrants" and, together with the Initial Warrants and the Subsequent Warrants, the "Warrants") to purchase 147,059 shares of Common Stock (the "Conditional Warrant Shares" and, together with the Initial Warrant Shares and the Subsequent Warrant Shares, the "Warrant Shares") at an exercise price of $8.50 per share for an aggregate purchase price of $6,000,000 pursuant to a Subscription Agreement (the "Subscription

                               (Page 3 of 7 pages)

Agreement"). At the time of issuance, the Preferred Shares were non-convertible and the Conditional Warrants were not exercisable, but the Preferred Shares were subject to automatic conversion into shares of Common Stock (in the ratio of 100 shares of Common Stock for each Preferred Share, subject to adjustment in certain circumstances) and the Conditional Warrants were subject to immediate exercise, in each case upon the Issuer's obtaining stockholder approval for the issuance of such shares of Common Stock upon conversion of the Preferred Shares and exercise of the Conditional Warrants. On August 8, 2002, the stockholders of the Issuer approved such issuance and, accordingly, on that date the Preferred Shares were automatically converted into 1,411,800 shares of Common Stock (the "Shares").

                  Clark Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Clark Partners. The purchase price for the Shares and the Notes was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

                  In connection with these private placements, the Issuer agreed pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") to file a Registration Statement with the SEC after obtaining the stockholder approval referred to above with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the exercise of the Warrants and certain other warrants issued in connection with these private placements. Such Registration Statement has been filed and is currently effective.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the purchase of the Shares and the acquisition of the Warrants was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of
Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

                  Stephen M. Duff, an employee of the Reporting Person, is a member of the Board of Directors of the Issuer. (As a director, Mr. Duff has been granted options to purchase 30,000 shares of the Common Stock, 10,000 of which are vested.) Mr. Duff is also the holder of 1,682 shares of Common Stock. Such shares have not been included in the number of shares beneficially owned by the Reporting Person.

ITEM  5.          INTEREST IN SECURITIES OF THE ISSUER

                  (a) The 2,346,359 shares of Common Stock beneficially owned by the Reporting Person, which includes the Warrant Shares, all of which are held of record by Clark Partners, constitute approximately 6.7% of the outstanding shares of the Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 34,115,807 outstanding shares of the Common Stock as of September 16, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 3, 2002).


                               (Page 4 of 7 pages)

                  (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of the Common Stock referred to above.

                  (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has effected any transaction in the Common Stock during the 60 days preceding the date hereof.

                  (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and the Warrant Shares.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  Except for the Note Agreement, the Subscription Agreement and the Registration Rights Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                  The Issuer granted shelf and piggyback resale registration rights to Clark Partners with respect to the Shares and the Warrant Shares pursuant to the Registration Rights Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


                  Not applicable.



                               (Page 5 of 7 pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 2002                           THE CLARK ESTATES, INC.


                                                  By:      /S/ KEVIN S. MOORE
                                                           Name:  Kevin S. Moore
                                                           Title:  President

                               (Page 6 of 7 pages)

                                   Schedule I

           DIRECTORS AND EXECUTIVE OFFICERS OF THE CLARK ESTATES, INC.

NAME                                 PRINCIPAL OCCUPATION             NAME, PRINCIPAL BUSINESS AND ADDRESS OF EMPLOYER
----                                 --------------------             ------------------------------------------------
Jane Forbes Clark                    Chairman and Director            The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Kevin S. Moore                       President and Director           The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Anne L. Peretz                       Director                         The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Eric L. Straus                       Senior Vice President and        The Clark Estates, Inc.
                                     Director                         Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Marshall F. Wallach                  Director, The Clark Estates,     The Wallach Corporation
                                     Inc.                             Investment Banking
                                     President, The Wallach           1401 17th Street, Suite 750
                                     Corporation                      Denver, Colorado  80202

Richard C. Vanison                   Vice President and Treasurer     The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

William T. Burdick                   Secretary                        The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.

                               (Page 7 of 7 pages)